May 19, 2020

QTA: TSX VENTURE

QTRRF: OTCQB International

President's Year-End Letter to Shareholders

Vancouver, British Columbia--(Newsfile Corp. - May 19, 2020) - Quarterra Resources Inc. (TSXV: QTA) (OTCQB: QTRRF), is pleased to release the following corporate update in the form of an open letter from CEO Gerald Prosalendis to all stakeholders:

Dear Fellow Shareholders

It has been just over a year since my previous letter to you all. Since then we have been active and have made considerable progress on a number of fronts. As things stand today, I am happy to report that we are in a fortunate position, especially when compared with some of our peers. Quaterra's projects can be advanced in ways that are simultaneously significant and cost effective, and we have the funds to do so. This is an important competitive advantage given the uncertainty surrounding the exploration sector and financial markets. And for the moment we should be well placed to move forward despite disruptions of lower commodity prices and the current COVID-19 pandemic. Unfortunately, our share price performance has not matched our progress over the past year. While this reflects a general malaise common to many exploration companies, we intend stepping up efforts to communicate our advantages relative to our peer group in order to close any gap between what we are actually achieving and what the market perceives to be our progress.

Yerington, Nevada

Firstly, I would like to update you on the situation in Yerington, Nevada. We are closely following developments that have the potential to create a new copper mining camp and the possible consolidation of the Yerington district. Our 52-square-mile land position encompasses a portfolio of assets situated in one of the world's best jurisdictions for mining. By being proactive we aim to secure a place at the table in the event of district-wide development. With prospects for near-term production at the MacArthur oxide deposit, substantial mineral resources at the Yerington pit, valuable water rights already permitted for mining, additional water rights associated with options on private land, the unexplored potential of the property (particularly the large Bear porphyry system), a central location, and access to well-developed infrastructure we believe Quaterra will necessarily form a key component of any moves to district consolidation.

Meanwhile, we continue our work towards a pre-feasibility study at MacArthur by developing a mine plan that will deliver the best financial return. This conventional acid-leach project in the north of our Yerington land position has the potential for near-term production with modest upfront capital spending. In October last year, we reported results of sequential copper analysis that showed potential for improving copper recoverability (see news release dated October 21, 2019). We are currently working to further refine our understanding of the recoverability, kinetics and acid usage of different zones of mineralization at MacArthur. Based on the outcome we will finalize a mining sequence, decide on additional resource drilling (if necessary), and commence engineering design and finalization of a financial model if warranted. Like all acid-leach projects, MacArthur is sensitive to the price of copper, which has been testing recent lows, and to the price and usage of acid. We estimate completion of the pre-feasibility study within 18 months, contingent on results and the availability of funds.

In another important milestone, our wholly-owned subsidiary, Singatse Peak Services (SPS), reached an agreement last year with Atlantic Richfield Company (ARC) outlining how we will work together on the Yerington site allowing ARC to complete its remedial activities and the Company to move forward with development. The ARC-SPS Agreement is part of a state-regulated, privately-funded solution to long-standing environmental issues associated with previous mining activity at the Anaconda Copper Mine site, and greatly reduces SPS's risk for environmental liabilities associated with past mining prior to its acquisition in 2011. This includes both the former Anaconda mining operations and the former Arimetco area known as OU8, previously an unfunded liability. ARC has agreed to design, build, operate and fund the remedy for the Arimetco portion of the Site as well as to implement a CERCLA-protective remedy for the Site. This is a major undertaking, and a large benefit to us. The agreement could also provide SPS with the opportunity to consolidate its land position at Yerington with the possible conversion of certain BLM mining claims into private land transferred to SPS without attached liability for previous mining activity. And it will help create a simpler path for mine cleanup and development. ARC has commenced and continues its remediation activities at the site.

Groundhog, Alaska

Management has been active outside of Yerington. Last year Geotech conducted a 1,644 line kilometer ZTEM and magnetic survey covering 165 square miles of the Groundhog copper-gold prospect, situated on an established copper-gold porphyry belt in southwest Alaska. Quaterra has the right to earn a 90% interest in Groundhog. The results of this survey, together with previous geophysical and fieldwork, will be used to refine the selection of high priority targets for drilling. We will shortly be filing a National Instrument 43-101 technical report on the Groundhog property, prepared by an independent consultant. We will also announce plans for exploring the property. We continue to believe that Groundhog has the potential to host a porphyry system similar in size and mineralization to the large, adjacent Pebble copper-gold project.

Butte Valley, Nevada

In addition, we are actively looking for partners to join us in exploring the recently acquired Butte Valley copper-gold prospect in eastern Nevada. Quaterra has the right to earn a 100% interest in a strategic land position associated with this large, partially explored porphyry system. We acquired this position on reasonable terms and our ongoing carrying costs are relatively low, providing us with time to identify a partner that will be the best fit. Butte Valley is located in a mining-friendly state with well-developed infrastructure and where it is feasible to permit, develop and build a mine. It can also be moved to a drill-ready stage relatively quickly because of previous exploration work, all things attractive to a potential development partner.

COVID-19

I would like to assure shareholders that we have been responsive to the rapidly evolving COVID-19 pandemic and moved early in March to implement measures to keep employees and workplaces healthy and safe. These measures are in line with federal, state, provincial and local guidelines and regulations, and include monitoring staff for symptoms, additional worksite cleaning practices, closing offices, working remotely from home, practicing social distancing, avoiding in-person meetings, and ceasing all non-essential travel. Staff are encouraged to familiarize themselves with credible sources of information on the pandemic, and have been provided with resources to do so. So far, the pandemic has had a limited effect on our operations. Almost all effort at MacArthur is currently 'desk work' involving computer-generated mine plan design, and metallurgical work conducted in laboratories under strict controls. Current plans for Groundhog are also computer-based involving manipulation and interpretation of geophysical and geologic data. It is uncertain what affect the actual and threatened spread of COVID-19 may have on our operations in the future or our ability to finance them.

Finally, due to the varied nature and location of the Company's assets, management is investigating a variety of options for unlocking the untapped value inherent in the company. We are being open-minded and weighing a range of alternatives, though there is no guarantee they will be practical or sufficiently accretive to be viable. We will keep shareholders informed of the progress of our endeavors as we work towards achieving a rerating of the Company's market capitalization to better reflect the attractive mix and value of its assets.

Sincerely
Gerald Prosalendis
President and CEO

About Quaterra Resources Inc.

Quaterra Resources Inc. (TSX-V: QTA; OTCQB: QTRRF) is a copper exploration and development company with the primary objective of advancing its U.S. subsidiary's copper projects in the Yerington District, Nevada. It has the right to earn a 90% interest in the Groundhog copper-gold prospect, a 54,880-acre property situated on an established copper-gold porphyry belt 300 kilometers southwest of Anchorage, Alaska. Quaterra also has the right to purchase a 100% interest in 678 unpatented mining claims associated with the Butte Valley prospect, a large, partially explored copper-gold porphyry system located in eastern Nevada. The Company continues to look for opportunities to acquire copper projects on reasonable terms that have the potential to host large mineral deposits attractive to major mining companies.

Quaterra's financial statements and MD&A for the year ended December 31, 2019, are available at www.quaterra.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov. The financial statements have been prepared in accordance with International Financial Reporting Standards. This news release should be read in conjunction with those documents.

For more information please contact:

Gerald Prosalendis, President and CEO
Quaterra Resources Inc.
250-940-3581

Tom Patton, Chairman
Quaterra Resources Inc.
604-641-2758

Karen Robertson

Corporate Communications

778-898-0057

Email: info@quaterra.com

Website: www.quaterra.com

Disclosure note:

Some statements contained in this shareholder letter are forward-looking statements under Canadian securities laws and within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are identified in this letter by words such as "believes", "anticipates", "intends", "has the potential", "expects", "plans", "aims', "hopes" and similar language, or convey estimates and statements that describe the Company's future plans, objectives, potential outcomes, expectations, or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. In particular, forward looking statements in this letter include that the Company will be able to finance exploration efforts and acquisition costs; that recently concluded deals for water rights will close; that commodity markets and copper prices will improve; that near term opportunities exist to enhance value; that a pre-feasibility study will be completed supporting the development of the MacArthur project; that value can be placed on the Company's remaining water rights at Yerington; that mapping, sampling, IP and exploration drilling will be undertaken on the Company's projects; that results will define further mineralization or high grade zones; that historical and new exploration will support a resource on the company's properties; that the Yerington and Groundhog assets have the potential to support mining operations; that the copper price will support mining investment; and that the Company's efforts will not be disrupted by the evolving COVID-19 pandemic. These statements are subject to risks and uncertainties that may cause results to differ materially from those expressed in the forward-looking statements. A summary of risk factors that apply to the Company's operations are included in our management discussion and analysis filings with securities regulatory authorities, and are publicly available on our website. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.